UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 29, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “Company”)

Embedded sustainability drives Harmony’s MSCI ESG Ratings upgrade to ‘A’

Johannesburg, Wednesday, 29 April 2026. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is pleased to announce that MSCI has upgraded the Company’s environmental, social and governance (ESG) rating from ‘BB’ to ‘A’ following its most recent assessment in March 2026.

MSCI ESG ratings measure companies’ resilience to long-term, financially relevant ESG risks. These ratings analyse industry-specific risks, management quality and controversies to identify potential impacts on a company's financial performance.

This improvement reflects our strengthened performance across key ESG pillars, underpinned by measurable progress in water management, toxic emissions and waste reduction and enhanced governance practices. Notably, our environmental pillar score improved from 3.0 to 5.1, while our social score improved from 2.4 to 4.7, demonstrating tangible progress in operational efficiency, employee engagement and community relations. Governance remains a core strength, with a consistently high score of 7.4.

“This upgrade to an ‘A’ rating by MSCI is a strong endorsement of the progress we have made in embedding sustainability into every aspect of our business. It reflects the dedication of our people, the resilience of our operations and our unwavering commitment to creating long-term value for all stakeholders while responsibly managing our environmental and social impacts,” says CEO, Beyers Nel.

The upgrade underscores Harmony’s commitment to sustainability, transparency and responsible mining practices, aligning with our long-term decarbonisation and stakeholder engagement strategies. We continue to integrate ESG considerations into our strategic objectives, reinforcing our accountability to investors, employees and our communities.

Ends.

For more details contact:

Investor Relations
+27 (0) 11 411 2138

Johannesburg, South Africa
29 April 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 29, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director